UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)1 or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 42)

NOVAGOLD RESOURCES INC.

(Name of Subject Company (issuer))

BARRICK GOLD CORPORATION

(Name of Filing Person (offeror))

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,126,464,928	$120,531.75

(1)

Estimated solely for the purpose of calculating the fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934 (the “Exchange Act”). The transaction valuation has been estimated on the basis of the securities to be acquired in the United States only. The number of securities to be acquired in the United States has been estimated on the basis of the aggregate trading volume on the national securities exchanges in the United States over the 12 calendar month period prior to August 1, 2006 as a percentage of the total aggregate volume on the national securities exchanges in both the United States and Canada over the same period.

(2)

The amount of the Fee has been calculated in accordance with Rule 0-11 of the Exchange Act and based on (a) 70,404,058, which is the estimated number of NovaGold common shares to be acquired in the United States on a fully diluted basis as of August 3, 2006, and (b) $16.00, which is the per share tender offer price.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $120,531.75
Form or Registration No.: Schedule TO
Filing Party: Barrick Gold Corporation
Date Filed: August 4, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☒	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the resuts of a tender offer ☒

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON -I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barrick Gold Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WK, BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,583,602
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,583,602
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,583,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 42 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 4, 2006 (as so amended, the “Schedule TO”) by Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario (“Barrick”).

The Schedule TO relates to the offer by Barrick to purchase all of the issued and outstanding common shares of NovaGold Resources Inc., a company existing under the laws of the Province of Nova Scotia (“NovaGold”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for common shares, together with the associated rights issued under the Shareholder Rights Plan of NovaGold (collectively, the “Common Shares”), at a price of US$16.00 cash per Common Share.

The Offer is subject to the terms and conditions set forth in Barrick’s offer and related circular dated August 4, 2006 (the “Offer and Circular”), as supplemented by the Notice of Change in Information, dated September 1, 2006, and as amended and supplemented by the Notice of Extension, dated September 15, 2006, the Notice of Extension, dated September 29, 2006, the Notice of Extension dated October 12, 2006, the Notice of Variation and Extension, dated October 25, 2006, the Notice of Variation and Extension, dated November 9, 2006, and the Notice of Extension, dated November 22, 2006.

Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, as supplemented and amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 6. Purposes of the Transaction and Plans or Proposals.

Barrick plans to review and continuously monitor all of its options and alternatives with respect to its ownership of Common Shares of NovaGold and its relationship with NovaGold in light of all relevant factors from time to time, including general market conditions, prevailing market prices for the Common Shares, the business and prospects of NovaGold and alternative investment opportunities available to Barrick.

As a result of such review, Barrick may acquire additional Common Shares or Warrants, at any time and from time to time, in the open market, by take-over bid, through negotiated or private transactions or otherwise, or dispose of Common Shares or Warrants, if acquired, at any time and from time to time, in the open market, through negotiated or private transactions or otherwise, in each case on such terms and at such times as Barrick may deem advisable.

Prior to the Offer, Barrick engaged in unsuccessful negotiations with NovaGold with respect to a variety of potential transactions principally related to NovaGold’s Galore Creek project in northwestern British Columbia, Canada and also involving the Donlin Creek joint venture project in southwestern Alaska. Barrick is the operator of and owns a 30% interest in the Donlin Creek project, with the right to increase its interest to 70% by satisfying certain back-in requirements. In addition, Barrick owns approximately 90% of the outstanding shares of Pioneer Metals Corporation (“Pioneer”) and intends to acquire the remaining shares. Pioneer is the owner of the Grace claims, which are adjacent to the Galore Creek project and which are the subject of litigation between Pioneer and NovaGold. Depending on the circumstances that exist from time to time, discussions of these projects may occur between Barrick and NovaGold. Such discussions may include the possibility of asset acquisitions, asset dispositions, asset swaps, joint ventures, modifications to existing contractual arrangements, settlement of litigation, equity financing transactions, debt financing transactions and/or related or similar matters.

For further information about the relationship between Barrick and NovaGold with respect to the Donlin Creek project, the Galore Creek project and the Grace Property, see Section 5 (“Background to the Offer”) of the Offer and Circular, filed as Exhibit (a)(1)(A) to the Schedule TO, and Section 1 (“Recent Developments”) of the Notice of Change in Information, dated September 1, 2006, filed as Exhibit (a)(1)(F) to Amendment No. 5 to the Schedule TO filed on September 1, 2006.

Barrick may also, from time to time, communicate with other shareholders of NovaGold to discuss the business and affairs of NovaGold and potential transactions between Barrick and NovaGold.

Item 8. Interest in Securities of the Subject Company.

On December 11, 2006, the guaranteed delivery period for the Offer expired. In the Offer, after giving effect to settlement of the Common Shares tendered pursuant to Notices of Guaranteed Delivery, Barrick acquired an aggregate of 13,583,602 Common Shares, which represent approximately 14.8% of the outstanding Common Shares. Barrick paid US$16.00 per Common Share acquired in the Offer. The aggregate cash consideration paid by Barrick under the Offer was US$217,337,632.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Name:	Sybil E. Veenman
Title:	Vice President, Assistant General Counsel and Secretary
Date:	December 12, 2006